TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the condensed consolidated interim financial statements and notes thereto, prepared in accordance with IFRS for the three month period ended March 31, 2014 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the most recent Form 40-F/Annual Information Form, which is available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of May 6, 2014. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

CONTENTS

OVERVIEW	3

HIGHLIGHTS	3

REVIEW OF OPERATIONS	5

REVIEW OF PROJECTS	7

MARKET REVIEW	8

FINANCIAL PERFORMANCE	9

FINANCIAL CONDITION REVIEW	12

SUMMARY OF QUARTERLY RESULTS	15

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	15

CHANGE IN ACCOUNTING POLICIES	16

FUTURE CHANGES IN ACCOUNTING POLICIES	16

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	16

RELATED PARTY TRANSACTIONS	17

NON-GAAP PERFORMANCE MEASURES	18

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are potentially capable of supporting a mine for 10 years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper/molybdenum mine located in central British Columbia. The Gibraltar Mine has undergone a major expansion in recent years and is now one of the largest copper mines in North America. Taseko also owns the New Prosperity gold-copper, Aley niobium and Harmony gold projects.

HIGHLIGHTS

	Three months ended
Financial Data	March 31,
(Cdn$ in thousands, except for per share
amounts)	2014	2013	Change
Revenues	104,996	60,150	44,846
Earnings from mining operations before depletion and amortization*	19,439	19,593	(154)
Earnings from mining operations	8,787	13,214	(4,427)
Net earnings (loss)	(9,148)	(10,482)	1,334
Per share - basic (“EPS”)	(0.05)	(0.05)	-
Adjusted net earnings (loss)*	(2,710)	(2,833)	123
Per share - basic (“adjusted EPS”) *	(0.01)	(0.01)	-
EBITDA *	8,858	(591)	9,449
Adjusted EBITDA *	14,594	9,608	4,986
Cash flows provided by (used for) operations	23,301	(3,744)	27,045

Operating Data (Gibraltar - 100% basis)	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Copper contained in concentrate
Production (million pounds Cu)	34.5	33.5	36.7	28.1	23.2
Sales (million pounds Cu)	40.0	37.0	26.6	27.8	22.4
Inventory (million pounds Cu)	4.4	10.1	13.6	3.5	3.3
Per unit data (US$ per pound) *
Operating costs of production*	$2.19	$1.88	$1.95	$2.09	$2.28
By-product credits	(0.21)	(0.18)	(0.04)	(0.15)	(0.21)
Net operating costs of production *	$1.98	$1.70	$1.91	$1.94	$2.07
Off-property costs	0.50	0.44	0.30	0.40	0.38
Total operating costs *	$2.48	$2.14	$2.21	$2.34	$2.45

*Non-GAAP performance measure. See page 18 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

  Total sales for the first quarter of 2014 were 40 million pounds of contained copper in concentrate (100% basis), as a result of strong production for the quarter and a reduction in inventory levels;

  Quarter-end copper inventories declined by 6.5 million pounds to 4.4 million pounds, which represents a normal expected inventory level;

  Quarterly copper production at Gibraltar increased to 34.5 million pounds (100% basis) for the first quarter of 2014, a 48% increase over the first quarter of 2013;

  Copper head grade was 0.29% in the first quarter, which is below the Granite pit average grade, although slightly higher than predicted;

  Copper recoveries were 84.6% and molybdenum recoveries were 42.5%, with both measures improving steadily as the quarter advanced;

  Maintenance on the shovels allocated to waste stripping resulted in the decision to maximize usage of truck capacity by reallocating waste haul trucks to hauling ore. This, coupled with the maintenance costs incurred on the shovels, led to the increased net operating cost in the first quarter of 2014 of $1.98 per pound;

  The Company generated cash flows from operations of $23.3 million in the first quarter of 2014 compared to an outflow of $3.7 million in the first quarter of 2013;

  The Company ended the first quarter of 2014 with a cash balance of $86.7 million; and

  The Company continues to evaluate all of its options for future growth, including organic growth opportunities at Gibraltar and Aley.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Tons mined (millions)	25.9	21.5	22.6	22.7	22.6
Tons milled (millions)	7.0	7.6	6.8	5.8	4.3
Strip ratio	2.8	3.9	2.6	3.3	3.3
Copper concentrate
Grade (%)	0.290	0.270	0.315	0.281	0.318
Recovery (%)	84.6	81.7	85.9	85.8	84.8
Production (million pounds Cu)	34.5	33.5	36.7	28.1	23.2
Sales (million pounds Cu)	40.0	37.0	26.6	27.8	22.4
Inventory (million pounds Cu)	4.4	10.1	13.6	3.5	3.3
Molybdenum concentrate
Grade (%)	0.009	0.010	0.012	0.011	0.011
Recovery (%)	42.5	34.8	17.5	26.4	38.2
Production (thousand pounds Mo)	566	480	284	333	355
Sales (thousand pounds Mo)	589	499	110	317	337
Per unit data (US$ per pound) *
Operating costs of production*	$2.19	$1.88	$1.95	$2.09	$2.28
By-product credits *	(0.21)	(0.18)	(0.04)	(0.15)	(0.21)
Net operating costs of production *	$1.98	$1.70	$1.91	$1.94	$2.07
Off-property costs	0.50	0.44	0.30	0.40	0.38
Total operating costs *	$2.48	$2.14	$2.21	$2.34	$2.45

*Non-GAAP performance measure. See page 18 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

A total of 25.9 million tons were mined in the first quarter, a 14% increase over the first quarter of 2013, although lower than planned due to low shovel availability. Mining operations were accelerated in the lower grade portion of the Granite Pit due to the reallocation of haul trucks from waste hauling. Copper grade is approximately 10% lower than the Granite Pit reserve grade in the current mining areas.

Total mill throughput for the first quarter was 7.0 million tons, an increase of 62% over tons milled in the first quarter 2013. Total copper production for the quarter was 34.5 million pounds, a 48% increase over pounds produced in the first quarter of 2013. This significant increase in production is a result of the additional milling capacity since concentrator #2 fully is now operational.

Molybdenum recoveries were 42.5% for the first quarter, much improved over the previous quarter. Molybdenum production for the first quarter of 2014 was 566,000 pounds, a 59% increase over the first quarter of 2013.

Net operating costs of production* per pound
(Q4 2013 compared to Q1 2014)

*Non-GAAP performance measure. See page 18 of this MD&A

In the first quarter of 2014, net operating costs per pound of copper produced were US$1.98, a 15% increase over the US$1.70 per pound in the fourth quarter 2013.

Operating costs for the first quarter of 2014 were impacted by maintenance on the shovels allocated to waste stripping. This resulted in the decision to maximize usage of truck capacity by reallocating waste haul trucks to hauling ore, which resulted in increased unit mining costs and less capitalized stripping.

The increased costs were slightly offset by increased copper production resulting from higher average head grade and an increase in molybdenum by-product credits. The increased by-product credits are a result of the improved performance in the new molybdenum plant.

Off property costs, including transportation, treatment and refining charges, for the first quarter of 2014 were $0.50 per pound produced, compared to $0.38 per pound produced in the first quarter of 2013 due to an increased level of off property costs as a result of higher sales volumes. Off property costs are driven by sales volumes, and therefore off property costs per pound produced fluctuates based on differences between production and sales volumes.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The total operating costs, including off-property costs, for the first quarter of 2014 were $2.48 per pound produced, higher when compared to the $2.45 per pound produced in the first quarter of 2013.

REVIEW OF PROJECTS

New Prosperity project

On February 26 the Government of Canada announced it will not issue the federal authorizations necessary for Taseko's New Prosperity project to proceed. The Company fundamentally disagrees with the decision the federal government has made and believes they based their decision on a panel report which contains serious flaws. New Prosperity can be built to a high standard of environmental integrity, including the full protection of Fish Lake. The Company has applied for two judicial reviews in respect to the federal government's recent decision on the proposed project. The overall objective for New Prosperity remains unchanged: to secure the federal authorization necessary to build the project.

Aley project

The Company continues to make progress on its Aley Project. Up until early 2014, metallurgical test work performed over the previous 18 months achieved niobium recoveries of 35%. At this recovery rate, Aley had positive economics, even though recoveries were below the 50% being achieved at other operating niobium mines. In January, a critical modification to the flowsheet indicated a process that could achieve the targeted 50% recovery rate. Since then, the project team has made significant advancements and now have four out of the five key metallurgical stages successfully tested, resulting in a 50% recovery. The technical team is now working on the final configuration and overall circuit parameters for the process. Based on the progress that has been made year-to-date, it is expected that the flow sheet will be finalized in the next two to three months.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

MARKET REVIEW

Commodity prices

Average monthly spot copper prices (USD per pound) (Source: Bloomberg)

In the first quarter of 2014 copper prices declined by approximately 10%, down to just over US$3.00 per pound at March 31, 2014. During the quarter, there was an interruption in the lengthy trend of declining London Metal Exchange (LME) copper inventories, specifically in March. While these inventories still declined by 28% in the first quarter, there was unusual volatility, with additions to the LME inventories in March. Also in March, copper inventories on the Shanghai Exchange climbed, reaching their peak levels before dramatically falling by about 50%. It was later reported that the major decline on the Shanghai Exchange was a result of the Chinese State Reserve Bureau buying at least 200,000 tonnes of copper. Overall, the volatility and uncertainty of the copper market was a factor in the copper price decline, which has recently stabilized above US$3.00 per pound.

Molybdenum provides an important by-product credit (reduces operating costs per pound of copper) at Gibraltar. Pricing for molybdenum, which has been quite low for the past year around the US$9.50-US$10.00 per pound range, started to move higher in the first quarter. At the end of March 2014, the price had climbed to approximately US$10.50 per pound.

Foreign exchange rates

Average monthly USD exchange rates (CAD/USD) (Source: Bloomberg)

The Canadian dollar continued to weaken in the first quarter of 2014, dropping by 4% to 0.9050 of the US dollar. The weaker Canadian dollar has yielded positive results for our operations, which are affected by the Canadian dollar/US dollar exchange rate. Our product sales are denominated in US dollars, while the majority of our operating expenses are denominated in Canadian dollars.

Fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on our operating results and the net operating costs of production, which is reported in US dollar per pound.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

Earnings from mining operations decreased to $8.8 million in the first quarter of 2014 from $13.2 million in the first quarter of 2013. Although the first quarter of 2014 saw record copper sales by volume this revenue was partially offset by lower copper prices, increase in mining costs due to equipment downtime and increased depreciation expense. Copper sales volumes increased to 40 million pounds in the first quarter of 2014 from 22.4 million pounds in the first quarter of 2013, a 78% increase as a result of increased production from the Gibraltar Mine expansion, which ramped up during 2013. However, the increased volumes were partially offset by lower realized copper prices, which declined to US$3.10 per pound in the first quarter of 2014 from US$3.47 per pound in the first quarter of 2013.

The weakening of the Canadian dollar relative to the US dollar had a significant impact on both revenue and costs for the quarter. Copper sales are denominated in US dollars, therefore when the US dollar strengthens against the Canadian dollar the Canadian dollar revenue is increased. Offsetting this was an unrealized loss of $8.3 million on our US dollar denominated long term debt.

In the first quarter of 2014, the Company realized a net loss of $9.1 million ($0.05 per share), compared to a net loss of $10.5 million ($0.05 per share) in the first quarter of 2013.

Included in net earnings are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. These items are in the table below:

	Three months ended
		March 31,
(Cdn$ in thousands)	2014	2013	Change
Net (loss) earnings	(9,148)	(10,482)	1,334
Unrealized loss (gain) on derivatives	(2,744)	(1,985)	(759)
Unrealized foreign exchange translation (gains)/losses	8,480	3,227	5,253
Write down of marketable securities	-	9,387	(9,387)
Non-recurring other expenses (income)	-	(430)	430
Estimated tax effect of adjustments	702	(2,550)	3,252
Adjusted net earnings (loss) *	(2,710)	(2,833)	123

*Non-GAAP performance measure. See page 18 of this MD&A

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings. These amounts represent the change in fair value of our copper put options during the period.

Any impairment in the value of the Company’s marketable securities is written down through profit and loss. For the three month period ended March 31, 2014, the Company determined there was no evidence to indicate any additional impairment in the value of these securities and no write down was required for this period. An impairment expense of $9,387 was recognized in the first quarter 2013.

The foreign currency translation impact and the unrealized gains and losses on the derivative instruments are removed from the adjusted net earnings measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues
	Three months ended
		March 31,
(Cdn$ in thousands)	2014	2013	Change
Copper in concentrate	98,894	56,426	42,468
Copper cathode	-	33	(33)
Total copper sales	98,894	56,459	42,435
Molybdenum concentrate	5,090	2,735	2,355
Silver contained in copper concentrate	1,012	956	56
	104,996	60,150	44,846
(thousands of pounds, unless otherwise noted)
Copper in concentrate *	28,914	16,145	12,769
Copper cathode	-	-	-
Total copper sales	28,914	16,145	12,769
Average realized copper price (US$ per pound)	3.10	3.47	(0.37)
Average LME copper price (US$ per pound)	3.19	3.60	(0.41)

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the first quarter of 2014 increased by $42.4 million, or 75%, over the first quarter of 2013, due to a 79% increase in copper sales volumes offset by an 11% decrease in average realized copper prices.

The Company’s average realized copper price for the first quarter 2014 was US$3.10 per pound, compared to US$3.47 for the first quarter of 2013. London Metals Exchange (LME) copper prices averaged US$3.19 in first quarter 2014, also down 11% over the average realized in the first quarter 2013 of US$3.60. The Company’s average realized copper price is below the LME’s average due to a portion of the Company’s receivables being revalued in a declining copper price environment.

Molybdenum revenues for the first quarter of 2014 totaled $5.1 million, an increase of 86% over the $2.7 million for the same quarter of 2013. The increase in revenues was due to a 75% increase in sales volumes. This was partially offset by the weakening molybdenum oxide prices, down 7.3% from the monthly average price of US$10.73 per pound, a year ago.

Cost of sales
	Three months ended
		March 31,
(Cdn$ in thousands)	2014	2013	Change
Direct mining costs	62,720	40,014	22,706
Treatment and refining costs	7,702	3,412	4,290
Transportation costs	6,513	3,333	3,180
Changes in inventories of finished goods and WIP	8,622	(6,202)	14,824
Production costs	85,557	40,557	45,000
Depletion and amortization	10,652	6,379	4,273
Cost of sales	96,209	46,936	49,273

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Contributing to the period-over-period increase in cost of sales for the first quarter 2014 was a 15% increase in tons mined. For the first quarter 2014, direct mining costs increased by 58% over the first quarter 2013, resulting from higher labour, consumables, fuel and power consumption associated with the increased production levels compared with the prior year quarter, as the commissioning of the new concentrator and ramp up of throughput in the mill did not commence until the second quarter of 2013.

Total treatment and refining costs and transportation have increased over the same quarter last year, mostly due to the 78% increase in copper sales over the first quarter of 2013 and the strengthening US dollar.

Other expenses (income)
	Three months ended
		March 31,
(Cdn$ in thousands)	2014	2013	Change
General and administrative	5,074	4,977	97
Exploration and evaluation	1,748	2,637	(889)
Other operating expenses (income):
Realized loss on copper derivative instruments	1,662	3,073	(1,411)
Unrealized (gain) loss on copper derivative instruments	(2,744)	(1,985)	(759)
Other expense (income)	(1,085)	(711)	(374)
	(2,167)	377	(2,544)

Decreased exploration and evaluation expenses quarter-over-quarter is primarily due to our New Prosperity and Aley projects entering into less cash intensive phases. During the first quarter 2014, approximately $0.8 million was spent on Aley and approximately $0.7 million was spent on the New Prosperity project, compared to $1.1 million and $1.5 million, respectively, for the first quarter of 2013.

The $2.7 million in unrealized gains on the copper derivative instruments is due to increases in the fair value of the put options on the outstanding contracts for the remaining nine months of 2014. During the first quarter 2014, the Company purchased additional put options for 21.9 million pounds for the third and fourth quarter 2014 copper production. The puts were purchased at premiums ranging between US$0.07 per pound and US$0.11 per pound.

Finance income & expenses

Finance expenses for the first quarter of 2014, increased by $4.4 million, compared to the first quarter of 2013 due to additional equipment financing in the first half of 2013. Also, the Company capitalized interest during the construction of concentrator #2 in the first quarter of 2013.

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits. For the first quarter of 2014, finance income is lower compared to the prior year quarter due to lower interest earned on the reclamation deposits.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Income tax

	Three months ended
		March 31,
(Cdn$ in thousands)	2014	2013	Change
Current recovery (expense)	234	(300)	534
Deferred recovery (expense)	103	(1,167)	1,270
	337	(1,467)	1,804
Effective tax rate	1.9%	(16.2% )
Canadian statutory rate	26.0%	25.0%
BC Mineral tax rate	9.62%	9.8%

In first quarter 2014, we realized an income tax recovery, compared to an income tax expense in the first quarter 2013. Current cash taxes were relatively constant period over period, and consist of our estimate of BC Mineral taxes for the quarter.

The effective tax rate for first quarter 2014 was lower than the statutory rate of 35.6% (2013 – 34.8%) . Permanent differences related to non-deductible share-based compensation and adjustments to foreign exchange on debt had the effect of reducing the effective tax rate by 27.4% (2013 – 45.1%) . This includes the rate impact of expenditures incurred that are not deductible for BC Mineral tax purposes. In addition, there were adjustments for unrecognized tax benefits that reduced the effective tax rate by 6.2% (2013 – 5.9%) .

FINANCIAL CONDITION REVIEW

Balance sheet review

		As at
	As at March 31,	December 31
(Cdn$ in thousands)	2014	2013	Change
Cash and equivalents	86,700	82,865	3,835
Other current assets	146,638	146,073	565
Non-current assets	751,264	741,290	9,974
Total assets	984,602	970,228	14,374
Current liabilities	119,223	116,909	2,314
Long-term debt	269,732	259,515	10,217
Other liabilities	172,652	167,588	5,064
Total liabilities	561,607	544,012	17,595
Equity	422,995	426,216	(3,221)
Working capital	114,115	112,029	2,086
Net debt	209,915	199,275	10,640
Total common shares outstanding (millions)	193.8	193.4	0.4

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Total liabilities increased from $544 million at December 31, 2013 to $561 million as at March 31, 2014. Current liabilities increased by $2.3 million, due to the reduction of $16.0 million in the royalty obligation, offset by a $14.1 million increase in current payables and a $4.2 million increase in current long term debt. Long-term liabilities, increased by $17 million; $10.2 million increase in long-term debt (including the impact of foreign exchange translation), a $0.6 million increase in deferred tax liabilities and a $4.8 -million increase in the provision for the environmental rehabilitation (PER).

The PER valuation was adjusted during the first quarter of 2014 for changes in estimated cash flows required to discharge the liability, along with a change in the discount rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates decreased to 3% at March 31, 2014 from the 3.2% level at December 31, 2013. Given the long timeframe over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the amounts of the provision and asset are very sensitive to changes in discount rates.

As at May 6, 2014, there were 194,995,455 common shares outstanding. In addition, there were 11,704,000 director and employee stock options. More information on these instruments and the terms of their exercise is set out in note 21 of our 2013 annual financial statements.

Liquidity, cash flow and capital resources

At March 31, 2014, the Company had cash and equivalents of $86.7 million, a slight increase over the $82.9 million reported at December 31, 2013. We maintained our strategy of retaining significant liquidity to fund operations and to reflect the capital intensive nature of the business.

Operating cash flow for the first quarter 2014 was an inflow of $23.3 million compared to an outflow of $3.7 million for the prior-year quarter. The increase in operating cash flow is primarily due to higher copper sales by volume and further supported by a weakening Canadian dollar, offset by a weakening copper price and higher production costs due to equipment downtime.

Cash used in investing activities for first quarter 2014 was $13.6 million, of which $5.6 million was invested in property, plant and equipment and $8.1 million for investments in marketable securities and copper put options, offset by $0.1 million in interest received. Cash used in investing activities for the prior-year quarter was $57.6 million, which was mostly due to the construction of concentrator #2 and a long-term prepaid for electrical infrastructure.

Cash used for financing activities for first quarter 2014 was $6.7 million, primarily due to combined debt repayment and interest charges of $7.1 million, offset by $0.5 million in proceeds on the issuance of common shares. Cash used for financing activities for the prior-year quarter was $4.9 million, primarily due to a combined debt repayment and interest charges of $5.9 million, offset by $0.3 million in proceeds on the issuance of common shares and $0.6 million in proceeds on debt issuance.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper put options are entered into for a portion of our share of Gibraltar copper production. In addition to operating cash flows generated by the Gibraltar mine, alternate sources of funding for future capital or other liquidity needs may include, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction for the New Prosperity project, and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address capital needs and to minimize the weighted average cost of capital.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. The following table shows the commodity contracts that were outstanding as at the date of this document.

	Notional amount	Strike price	Term to maturity	Original cost
At May 6, 2014
Commodity contracts
Copper put option	13.6 million lbs	US$3.00	Q2 2014	$1.5 million
Copper put option	14.6 million lbs	US$3.00	Q3 2014	$1.2 million
Copper put option	14.6 million lbs	US$2.75	Q4 2014	$1.8 million

The Company spent $3.1 million in the three month period ended March 31, 2014 to acquire additional put options for the third and fourth quarters of 2014, at $3.00/lb. and $2.75/lb. respectively.

Commitments and contingencies

At March 31, 2014, capital commitments totaled $1.2 million on a 100% basis, of which the Company’s share was $0.9 million. At March 31, 2014, the Company’s share of operating commitments totaled $5.4 million.

The Company has guaranteed 100% of certain debt entered into by the Gibraltar Joint Venture in which it holds a 75% interest. As at March 31, 2014, this debt totaled $58.8 million on a 100% basis. The Company has also guaranteed its share of additional debt totaling $25.1 million on a 75% basis.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2014		2013				2012
($ in thousands,	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
except per share amounts)
Revenues	104,996	94,916	66,799	68,191	60,150	62,878	60,999	74,377
Net earnings (loss)	(9,148)	(9,756)	120	(14,721)	(10,482)	(5,514)	(3,133)	5,761
Basic EPS	(0.05)	(0.05)	(0.00)	(0.08)	(0.05)	(0.03)	(0.02)	0.03
Adjusted net earnings (loss) *	(2,710)	834	(1,851)	(10,177)	(2,833)	(2,680)	2,453	5,867
Adjusted basic EPS *	(0.01)	(0.00)	(0.01)	(0.05)	(0.01)	(0.01)	0.01	0.03
EBITDA *	8,858	11,869	15,173	(2,171)	(591)	4,391	1,471	18,519
Adjusted EBITDA *	14,594	17,716	12,545	3,888	9,608	8,170	8,919	18,661

(US$ per pound, except where indicated)
Realized copper price *	3.10	3.18	3.33	3.16	3.47	3.48	3.64	3.52
Total operating costs *	2.48	2.14	2.21	2.34	2.45	2.72	2.50	2.05
Copper sales (million pounds)	28.9	27.0	18.9	20.1	16.1	17.4	16.1	19.8

*Non-GAAP performance measure. See page 18 of this MD&A

Financial results for the last eight quarters reflect: volatile copper prices that impact realized sale prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and a trend of increasing absolute production costs caused by increasing production.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 3.5 of the 2013 annual Financial Statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the financial statements and the 2013 annual consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

Financial instruments: presentation (“IAS 32”)

The Company adopted IAS 32, Financial instruments: presentation (“IAS 32”), on January 1, 2014. IAS 32 establishes principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and financial liabilities.

Based on the Company’s analysis, IAS 32 did not have an impact on the consolidated financial statements for the current period or prior periods presented.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached.

Based on the Company’s analysis, IFRIC 21 did not have an impact on the consolidated financial statements for the current period or prior periods presented.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39.

The Company will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

TASEKO MINES LIMITED
Management’s Discussion and Analysis

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company’s management, at the direction of our chief executive officer and chief financial officer, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by this report, and have concluded that they were effective.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

During the first quarter 2014, the Company incurred total compensation expenses of $3.2 million for its key management personnel compared to $2.6 million in the first quarter 2013.

During the first quarter 2014, the Company granted 3,330,000 share options to executives and directors. These options have a weighted average exercise price of $2.27 per share option, with a term of 5 years and vest in equal amounts over two years.

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the three month period ended March 31, 2014, the Company issued 66,079 DSUs to directors (2013: 133,333). The DSUs were valued at $2.27 (2013: $3.18) per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred and restricted share units outstanding at March 31, 2014 was 199,412 units (2013: 133,333). Income of $0.15 million has been recognized for the three month period ended March 31, 2014 (2013: $0.38 million).

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During the first quarter 2014, the Company incurred general and administrative expenses and exploration and evaluation expenses of $0.8 million with HDSI compared to $0.5 million for the first quarter of 2013.

The Gibraltar joint venture pays a management fee to Taseko for services rendered as operator of the Gibraltar mine. During the first quarter of 2014, the Company has earned $0.28 million of other operating income for these services rendered, which is the same as the amounts earned in the first quarter of 2013.

During the first quarter 2014, the Company invested $5.0 million in Curis Resources Ltd, a public company with one director in common, which holds mineral property interests.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Net operating costs of production

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Operating costs of production is calculated by removing net changes in inventory and depletion and amortization from cost of sales. Net operating costs of production is calculated by removing byproduct credits and offsite costs from the operating costs of production. Net operating costs of production per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of net operating costs of production and offsite costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three Months ended
	March 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2014	2013
Cost of sales	96,209	46,936
Less Depletion and amortization	(10,652)	(6,379)
Net change in inventory	(8,622)	6,202
Operating costs of production	76,935	46,759
Less by-product credits:
Molybdenum	(5,090)	(2,735)
Silver	(1,012)	(956)
Less offsite costs:
Treatment and refining costs	(7,702)	(3,412)
Transportation costs	(6,513)	(3,333)
Net operating costs of production	56,618	36,323
Total copper produced (thousand pounds)	25,906	17,420
Net operating costs of production (CAD per pound)	2.19	2.09
Average exchange rate for the period (CAD/USD)	1.1036	1.0086
Net operating costs of production (US$ per pound)	1.98	2.07
Net operating costs of production	56,619	36,323
Add offsite costs:
Treatment and refining costs	7,702	3,412
Transportation costs	6,513	3,333
Total operating costs	70,834	43,068
Total operating costs (US$ per pound)	2.48	2.45

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended
	March 31,
($ in thousands, except per share amounts)	2014	2013
Net (loss) earnings	(9,148)	(10,482)
Unrealized loss (gain) on derivatives	(2,744)	(1,985)
Unrealized foreign exchange translation (gains)/losses	8,480	3,227
Write down of marketable securities	-	9,387
Non-recurring other expenses (income)	-	(430)
Estimated tax effect of adjustments	702	(2,550)
Adjusted net earnings (loss)	(2,710)	(2,833)
Adjusted EPS	(0.01)	(0.01)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended
	March 31,
(Cdn$ in thousands, except per share amounts)	2014	2013
Net earnings (loss)	(9,148)	(10,482)
Add:
Depreciation	10,735	6,518
Amortization of stock based compensation	2,083	1,355
Finance expense	6,647	2,293
Interest income	(1,122)	(1,742)
Income tax expense (recovery)	(337)	1,467
EBITDA	8,858	(591)
Adjustments:
Unrealized (gain)/loss on derivative instruments	(2,744)	(1,985)
Write-down of marketable securities	-	9,387
Non-recurring other expenses (income)	-	(430)
Foreign currency translation (gains) losses	8,480	3,227
Adjusted EBITDA	14,594	9,608

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended
	March 31,
(Cdn$ in thousands, except per share amounts)	2014	2013
Earnings from mining operations	8,787	13,214
Add:
Depletion and amortization	10,652	6,379
Earnings from mining operations before depletion and amortization	19,439	19,593